FIRST NIAGARA FINANCIAL GROUP, INC.
November 2, 2010
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark Webb, Legal Branch Chief

Re:	First Niagara Financial Group, Inc. — Registration Statement on Form S-4 (File No. 333-169598)
Dear Mr. Webb:
     First Niagara Financial Group, Inc. (the “Company”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-4 (File No. 333-169598), as amended (the “Registration Statement”), to November 4, 2010 at 3:00 p.m. Eastern Daylight Savings Time, or as soon as possible thereafter.
     In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges that:
     1. should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     3. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Mitchell S. Eitel of Sullivan & Cromwell LLP at (212) 558-4960 with any questions you may have. In addition, please notify Mr. Eitel if and when this request for acceleration has been granted.
Very truly yours,
/s/ John Mineo
John Mineo
Senior Vice President, General Counsel &
Corporate Secretary

cc:	Eric Envall (Securities and Exchange Commission)

H. Rodgin Cohen Mitchell S. Eitel (Sullivan & Cromwell LLP)

William W. Bouton Margaret D. Farrell (Hinckley Allen & Snyder LLP)